ABRAXAS PETROLEUM CORPORATION
www.abraxaspetroleum.com

Exhibit 99.1
NEWS RELEASE

Abraxas Petroleum Corporation and Abraxas Energy Partners, L.P.
Announce Execution of Definitive Merger Agreements and
Amendments to Loan Agreements

SAN ANTONIO (June 30, 2009) - Abraxas Petroleum Corporation (NASDAQ:AXAS) (“Abraxas Petroleum”) and Abraxas Energy Partners, L.P. (“Abraxas Energy”) are pleased to announce that they have executed a definitive merger agreement (“Merger Agreement”), pursuant to which Abraxas Energy will merge with and into Abraxas Petroleum, and that holders of 96% of the common units of Abraxas Energy not held by a wholly-owned subsidiary of Abraxas Petroleum have executed a voting, registration rights and lock-up agreement (“Voting Agreement”) with Abraxas Petroleum and Abraxas Energy.  A conference call to discuss the merger has been scheduled for Tuesday, July 7, 2009 at 10:00 a.m. CT.

The Merger Agreement provides that each outstanding common unit of Abraxas Energy not currently held by a wholly-owned subsidiary of Abraxas will be acquired by Abraxas Petroleum for $6.00 per common unit payable in shares of Abraxas Petroleum common stock.  The number of shares of Abraxas Petroleum common stock will range from 4.25 to 6.00 per common unit of Abraxas Energy and will amount to 26 – 36 million shares of Abraxas Petroleum common stock.  The share range equates to $1.00 to $1.41 per share of Abraxas Petroleum and will be determined based on the 20-day trading average prior to a special meeting of Abraxas Petroleum stockholders.

The Voting Agreement provides an automatic vote, or proxy to vote, by the unaffiliated unitholders of Abraxas Energy in favor of the merger and for a 90-day lock-up period followed by a multi-year staggered lock-up period.  The Voting Agreement also provides for a standstill by the private investors on their rights under the existing exchange and registration rights agreement and a standstill by Abraxas Energy on its initial public offering.

The Abraxas Petroleum board of directors and a special committee of Abraxas Petroleum directors comprised entirely of independent directors have approved and adopted the Merger Agreement and the transactions contemplated thereby and have resolved to recommend that the Abraxas Petroleum stockholders vote in favor of the stock issuance as contemplated in the Merger Agreement.

The board of directors of the general partner of Abraxas Energy and the audit and conflicts committee of the general partner’s directors comprised entirely of independent directors have approved and adopted the Merger Agreement and the transactions contemplated thereby and have resolved to recommend that the Abraxas Energy unitholders adopt and approve the same.

The transaction will be subject to approval by the holders of a majority of the outstanding Abraxas Petroleum common stock and 80% of the outstanding Abraxas Energy common units, negotiation of a new credit facility, and other usual and customary closing conditions.

18803 Meisner Drive
San Antonio, Texas 78258
Phone: 210.490.4788    Fax: 210.918.6675

“The merger brings all of the assets, properties and projects of Abraxas Energy into the fold of Abraxas Petroleum without the significant dilution that could have occurred under the existing exchange and registration rights agreement.  Under the terms of the Merger Agreement, we will issue between 26 and 36 million shares of common stock which reduces the otherwise potential dilution by approximately 64% to 74%.  We believe that the merger is quite attractive and very accretive to all shareholders on a number of different metrics.  The merger will allow the combined entity to increase its drilling activity by reinvesting a greater portion of its cash flow into organic growth projects throughout all of our core regions which encompass the entire central portion of the United States from North Dakota to the Gulf Coast.  We further believe that the merger will simplify our organizational structure, reduce general and administrative expenses, provide greater transparency, and create a more attractive investment opportunity with increased liquidity and a larger public float,” commented Bob Watson, Abraxas’ President and CEO.

The combination of Abraxas Petroleum and Abraxas Energy will result in a single class of equity with one board of directors.  The board of directors of the combined entity will consist of eight independent directors of Abraxas Petroleum and Abraxas Energy serving at the time the merger is consummated, with Robert (Bob) L.G. Watson serving as the President, Chief Executive Officer and Chairman of the Board of the combined entity.  Pending consummation of the merger, Abraxas Energy has suspended distributions to its unitholders.

Jackson Walker LLP acted as legal counsel to Abraxas Petroleum and the general partner of Abraxas Energy Partners, L.P.  Stephens Inc. served as financial advisor and Cox Smith Matthews acted as legal counsel to the special committee of Abraxas Petroleum’s board of directors.  Vinson & Elkins LLP acted as legal counsel to the unaffiliated unitholders of Abraxas Energy and Stifel, Nicolaus & Company, Incorporated served as financial advisor to the audit and conflicts committee of the board of directors of the general partner of Abraxas Energy.

Amendments to Loan Agreements
Abraxas Energy has finalized agreements with its lenders to amend the terms of its senior credit agreement and its subordinated credit agreement.  The maturity date on the subordinated credit agreement has been amended to August 14, 2009.  Under the terms of the senior credit agreement, a $2.4 million consent fee was paid on June 30, 2009, payment of which will be netted from the fees of the new credit facility for the merged entity.

Where to Find Information About the Merger
In order to effectuate the vote of its stockholders, Abraxas Petroleum will file a proxy statement and other documents regarding the merger with the Securities and Exchange Commission (the “SEC”).  Abraxas Petroleum stockholders are urged to read the proxy statement when it becomes available because it will contain important information.  Stockholders may obtain a copy of the proxy statement when it becomes available and any other relevant documents with the SEC for free on the SEC’s website, www.sec.gov.  They may also obtain copies from Abraxas Petroleum Investor Relations at 18803 Meisner Drive, San Antonio, Texas 78258.

Participants in the Proxy Solicitation
Abraxas Petroleum and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Abraxas Petroleum stockholders in connection with the merger.  Such individuals may have interests in the merger.  Current detailed information about the affiliations and interests of the participants in the solicitation by ownership or otherwise, can be found in the proxy statement relating to Abraxas Petroleum’s 2009 Annual Meeting of Stockholders that was filed on April 20, 2009, and in Abraxas Petroleum’s Annual Report on Form 10-K filed on February 24, 2009 and in any proxy statement that will be filed with the SEC in connection with the merger.

Conference Call Information
Abraxas invites you to participate in a conference call on Tuesday, July 7, 2009, at 10:00 a.m. CT to discuss the merger and the transactions contemplated thereby and respond to questions.  Please dial 1-888-679-8035, passcode 15169501, 10 minutes before the scheduled start time, if you would like to participate in the call.  The conference call will also be webcast live on the Internet and can be accessed directly on the Company’s website at www.abraxaspetroleum.com under the Investor Relations section.  In addition to the audio webcast replay, a podcast and transcript of the conference call will be posted on the Investor Relations section of the Company’s website approximately 24 hours after the conclusion of the call, and will be accessible for at least 60 days.

Abraxas Petroleum Corporation is a San Antonio based crude oil and natural gas exploration and production company with operations principally in Texas, the Mid-Continent and the Rocky Mountains.  Abraxas Petroleum, through a wholly-owned subsidiary, owns 48% of Abraxas Energy and manages its day-to-day operations through its 100% ownership of the general partner.

Abraxas Energy Partners, L.P. is a San Antonio based upstream master limited partnership with operations across the Rocky Mountain, Mid-Continent, Permian Basin and Gulf Coast regions of the United States.

The securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Safe Harbor for forward-looking statements:  Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause Abraxas’ actual results in future periods to be materially different from any future performance suggested in this release.  Such factors may include, but may not be necessarily limited to, changes in the prices received by Abraxas for its crude oil and natural gas.  In addition, Abraxas’ future crude oil and natural gas production is highly dependent upon Abraxas’ level of success in acquiring or finding additional reserves.  Further, Abraxas operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond Abraxas’ control.  In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in Abraxas’ filings with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Barbara M. Stuckey/ Vice President - Corporate Finance
Phone 210.490.4788
bstuckey@abraxaspetroleum.com
www.abraxaspetroleum.com